July 26, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Division of Corporation Finance

Re:	Constellation Newholdco Inc. Draft Registration Statement on Form 10 Confidentially Submitted July 26, 2021

Ladies and Gentlemen:

Constellation Newholdco Inc. (the “Issuer”), a Pennsylvania corporation, is confidentially submitting to the Securities and Exchange Commission, on the date hereof, a draft Registration Statement on Form 10 (the “Draft Registration Statement”) pursuant to the guidance on the confidential submission of such draft registration statements.

In accordance with that guidance, the Issuer hereby confirms that it will file publicly its registration statement and nonpublic draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

If you have any questions regarding the Draft Registration Statement or the foregoing, please contact Richard W. Astle or Tiffany Chan at Sidley Austin LLP at (312) 853-7270 (rastle@sidley.com) or (312) 853-7602 (tiffany.chan@sidley.com), respectively, or Brian Buck at Exelon Corporation at (202) 250-1934 (Brian.Buck@exeloncorp.com).

Very truly yours,

/s/ Brian Buck
Brian Buck
Assistant Secretary

Enclosure

cc:	Richard W. Astle, Sidley Austin LLP
Tiffany Chan, Sidley Austin LLP
Carter Culver, Exelon Corporation